C-102A Rev 12/93

FILED
JAN 22 2013
STATE TREASURER

New Jersey Division of Revenue

Certificate of Amendment to the Certificate of Incorporation
(For Use by Domestic Profit Corporations)

Pursuant to the provisions of Section 14A:9-2 (4) and Section 14A:9-4 (3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

1. The name of the corporation is:

Akers Biosciences, Inc.

2. The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 20th day of December, 2012

Resolved, that Article of the Certificate of Incorporation be amended to read as follows:
Article 2, Section 2 - See Attached
Article 4 - See Attached

3. The number of shares outstanding at the time of the adoption of the amendment was: 209,786,555

The total number of shares entitled to vote thereon was: 209,786,555

If the shares of any class or series of shares are entitled to vote thereon as a class, set forth below the designation and number of outstanding shares entitled to vote thereon of each such class or series. (Omit if not applicable).

Common Stock - 199,786,555 (1 vote / share)
Preferred Stock - 10,000,000 (5 votes / share)

4. The number of shares voting for and against such amendment is as follows: (If the shares of any class or series are entitled to vote as a class, set forth the number of shares of each such class and series voting for and against the amendment, respectively).

Number of Shares Voting for Amendment	Number of Shares Voting Against Amendment
Common Stock - 53,244,983	Common Stock - 15,363,509
Preferred Stock - 50,000,000	Preferred Stock - 0

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, set forth a statement of the manner in which the same shall be effected. (Omit if not applicable).

6. Other provisions: (Omit if not applicable).

BY: (Signature)

APPROVED

Akers Biosciences, Inc.
Thomas A. Nicolette
Chief Executive Officer

Dated this 21st day of January, 2013

May be executed by the Chairman of the Board, or the President, or a Vice President of the Corporation.

Attachment to the Certificate of Amendment to the Certificate of Incorporation

Name of Corporation: **Akers Biosciences, Inc.**

Corporation Number: **0100-4084-41**

Amend Article 2, section 2 to read:

The number of directors constituting the current board of directors ("Board of Directors") is two and the names and addresses of the current directors are as follows;

Raymond F. Akers, Jr., PhD.
171 East Essex Avenue
Sewell, NJ 08080

Thomas A Nicolette
7 Spring Hollow Road
Centerport, NY, 11721

Amend Article 4 to read:

Capitalization. The total number of shares of stock which the Corporation shall have authority to issue is five hundred fifty million (550,000,000) shares, of which five hundred million (500,000,000) shares shall be common stock, without par value ("Common Stock"), and fifty million (50,000,000) shares shall be preferred stock, without par value ("Preferred Stock"). Each fractional share of Common Stock outstanding on the date hereof shall be combined into and reconstituted as one (1) share of Common Stock. No fractional shares shall be issued upon such combination and reconstitution. If a fractional interest in a share of Common Stock would, except for the provisions of the preceding sentence, be deliverable upon such combination and reconstitution, in lieu of fractional shares, the Corporation shall pay an amount in cash equal to the fair market value of such fractional share, as determined by the Corporation's Board of Directors, to each holder of shares of Common Stock to whom such fractional interest would have been deliverable.